Exhibit 4.13

20 November 2002

UNICOM NEW HORIZON MOBILE
TELECOMMUNICATIONS COMPANY LIMITED

CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

CHINA UNITED TELECOMMUNICATIONS CORPORATION

Network Capacity Lease Agreement
for Jilin, Heilongjiang, Jiangxi, Henan, Sichuan
and Shaanxi Provinces, Chongqing Municipality
and the Guangxi and Xinjiang
autonomous regions

THIS AGREEMENT is made on 20 November 2002

BETWEEN:

(1)                                  UNICOM NEW HORIZON MOBILE TELECOMMUNICATIONS COMPANY LIMITED, a limited liability company incorporated under the laws of the PRC whose registered office is at 6th Floor, Tower 3, Henderson Centre, 18 Jianguomen Nei Dajie, Beijing, the PRC (Lessor);

(2)                                  CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED, a limited liability company incorporated under the laws of the PRC whose office is at 9th Floor, 133 Bei Dajie Jia, Xidan, Xi Cheng District, Beijing, the PRC (Lessee); and

(3)                                  CHINA UNITED TELECOMMUNICATIONS CORPORATION, a company incorporated under the laws of the PRC whose registered office is at 12th Floor, Tower 1, Henderson Centre, 18 Jianguomen Nei Dajie, Beijing, the PRC (Unicom Group).

WHEREAS:

(A)          Unicom Group has been approved by the PRC Government to undertake telecommunications infrastructure development and operate a nationwide CDMA network within the PRC.

(B)           The Lessor, a wholly-owned subsidiary of Unicom Group, is a special purpose vehicle responsible for the procurement and construction of the CDMA mobile telecommunications network for Unicom Group.

(C)           Construction of the first phase of the Network was completed in December 2001.  After completion of the initial acceptance procedures of the Network, the Lessor entered into a lease with the Operating Entity (the Existing Lease) pursuant to which the Operating Entity has been provided with capacity since 8 January 2002 to carry on the CDMA Business.

(D)          China Unicom has agreed with Unicom Group to acquire from it the entire registered capital of the Operating Entity.

(E)           Following completion of the acquisition and with effect from the Lease Effective Date, the Existing Lease will be terminated and replaced by arrangements envisaged in this Agreement and the Transfer Agreement.

(F)           In advance of the signing of the Transfer Agreement, the Lessor and the Lessee agree to enter into this Agreement.

(G)           Unicom Group has agreed to guarantee the performance by the Lessor of its obligations under this Agreement.

IT IS AGREED as follows:

INTERPRETATION

Definitions

1.1           In this Agreement (including the recitals) the following words and expressions have the following respective meanings unless the context otherwise requires:

Acquisition Agreement has the meaning given to it in the Waiver Application;

Additional Term has the meaning given to it in clause 4.2;

Additional Phase has the meaning given to it in clause 5.3;

Agreement means this agreement, including Schedule 1 to this Agreement;

Associates has the meaning given to that term in the Listing Rules;

Business Day means any day on which banks in the PRC are open for the transaction of normal banking business;

Capacity means capacity on the Network, measured in terms of total number of Subscribers, including all Additional Capacity to be delivered pursuant to clause 4.4;

CDMA means Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, and including all network re-configuration, upgrades, enhancement or modifications to such technology from time to time (including CDMA 2000 1x and CDMA 2000 3x, each of which is designed to increase data transmission speed and improve quality of service operation over existing network infrastructure);

CDMA Business means the CDMA mobile telecommunications business operated by the Sub-lessee in the Listed Service Areas utilising the Network;

China Unicom means China Unicom Limited, a company incorporated under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, with limited liability whose shares are listed on the Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange;

Conditions means the conditions precedent set out in clause 3.1;

Equipment means all necessary hardware, software and accessories used or to be used in constructing the Network, where applicable, in accordance with the designs and specifications agreed between the Lessor and the Lessee;

Force Majeure Event means in relation to the Lessee and the Lessor, matters beyond the reasonable contemplation of that party, including, but not limited to, fire, lightning, explosion, war, flood, earthquake, typhoon, and other natural disasters, national emergency, civil disturbance, riot, terrorism, industrial disputes, weather of exceptional severity, binding acts or omissions of any Government Entity;

Government Entity means:

(a)           any national government, political subdivision thereof, or local jurisdiction therein;

(b)           any instrumentality, board, commission, court, or agency of any thereof, however constituted; and

(c)                                  any association, organization, or institution of which any of the above is a member or to whose jurisdiction any thereof is subject or in whose activities any of the above is a participant;

Initial Term has the meaning given to it in clause 4.1;

Lease means the lease of Capacity by the Lessor to the Lessee pursuant to this Agreement;

Lease Effective Date  has the meaning given to it in clause 2.1;

Lease Fee means the amounts payable by the Lessee to the Lessor pursuant to clause 5.1;

Lessor Lien means any Security Interest from time to time created by or through the Lessor in connection with the financing of the Network construction;

Listed Group means China Unicom and its subsidiaries from time to time, including the Operating Entity being acquired;

Listed Service Areas means Jilin, Heilongjiang, Jiangxi, Henan, Sichuan and Shaanxi provinces and Chongqing municipality and the Guangxi and Xinjiang autonomous regions;

Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

MII means the Ministry of Information Industry of the PRC;

Network means the CDMA mobile telecommunications network, infrastructure or Equipment, constructed or acquired by or on behalf of the Lessor in the Listed Service Areas, including all additional CDMA networks, infrastructure and Equipment (whether they be comprised in the same Phase of construction or otherwise) constructed or acquired after the date of this Agreement in the Listed Service Areas;

Network Construction Cost in relation to each Phase of the Network, the total amount of all payments, costs, expenses and amounts paid or incurred by the Lessor that are directly attributable to the construction of that Phase, including construction, installation and Equipment procurement costs and expenses, survey and design costs, investment in technology, software and other intangible assets, insurance premiums and capitalised interest on loans in respect of the construction period of that Phase, any taxes levied or paid in respect of the procurement of Equipment and the construction of that Phase of the Network, including import taxes and customs duties and all costs incurred in relation to any network re-configuration, upgrade, enhancement or modifications to the technology in respect of that Phase, all such payments, costs, expenses and amounts having been verified and confirmed by certified public accountants in accordance with PRC accounting principles and standards as capital in nature and being able to satisfy the accounting definition of fixed assets of the Lessor in its accounts;

Operating Entity means Unicom New Century Telecommunications Corporation Limited;

Phase means a fixed amount of constructed Capacity on the Network, as stated in clause 4.12 (in respect of Phase 1) or agreed by the Lessor and Lessee pursuant to clause 4.13 (in respect of any Additional Phase);

PRC means the People’s Republic of China (excluding, for the purposes of this Agreement, the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan);

Prospective Connected Transactions has the meaning given to it in the Waiver Application;

Purchase Option has the meaning given to it in clause 13.1;

Purchase Price has the meaning given to it in clause 13.2;

Quarter means a period of three calendar months, with the first quarter commencing on the Lease Effective Date;

RMB means Renminbi, the lawful currency of the PRC;

Security Interest means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, right of set-off or any other agreement or arrangement having the effect of conferring security;

Shanghai Stock Exchange means the Shanghai Stock Exchange of the PRC;

Subscriber means a unit of capacity on the Network, as further described in clauses 4.14 and 4.15;

Subsidiary means any company:

(a)           of which another controls the composition of the board of directors of the company; or

(b)                                 of which another has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting share capital; and

Term means the Initial Term and all Additional Terms.

Transfer Agreement means the Network Capacity Lease Agreement entered into between the Lessee and the Operating Entity on the date of this Agreement;

UNC Services Agreement has the meaning given to it in the Waiver Application; and

Waiver Application means China Unicom Limited’s draft connected transaction waiver application to the Hong Kong Stock Exchange dated 19 November 2002.

1.2           In this Agreement and the Schedules unless the context requires:

(a)           the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(b)           references to one gender include all genders;

(c)           references to parties are to the parties to this Agreement;

(d)           references to clauses and schedules are to clauses of and schedules to this Agreement; and

(e)           words and phrases indicating the singular shall, where the context so admits, include the plural and vice versa.

1.3           Schedule 1 to this Agreement forms part of this Agreement.

LEASE OF NETWORK CAPACITY

2.1           Subject to satisfaction of the Conditions, the Lessor agrees to lease Capacity to the Lessee on the terms set out herein, with effect from such date as the Lessor and the Lessee may agree following fulfilment (or waivers) of the Conditions (the Lease Effective Date).

2.2           The Lessor agrees that, following the completion of the Transfer Agreement, the Operating Entity shall be permitted to use and operate the Network on an exclusive basis to provide CDMA services, including basic voice services, mobile data services and value added mobile services, under applicable PRC laws and regulations, in the Listed Service Areas.

2.3           In consideration of the satisfactory performance by the Lessor of its obligations under this Agreement, the Lessee shall pay the Lease Fee in accordance with clause 5.

CONDITIONS

3.1           The Lease shall not be effective and binding on the parties unless the following conditions have been fulfilled:

(a)                                  the passing of resolutions by the shareholders of the Lessee approving this Agreement and the UNC Services Agreement at an extraordinary general meeting of the Lessee convened for such purpose;

(b)                                 the passing of resolutions by the shareholders (other than Unicom Group and its Associates, who shall abstain from voting) of China Unicom Limited approving the Acquisition Agreement and the Prospective Connected Transactions at an extraordinary general meeting of China Unicom Limited convened for such purpose; and

(c)           all other conditions precedent contained in the Transfer Agreement having been fulfilled or waived.

3.2           In the event that the Conditions have not been satisfied by 30 June 2003 or such later date as the parties may agree in writing, all rights, obligations and liabilities of each party hereto shall be of no further effect and no party shall have any claim against any other and this Agreement shall be void and of no further effect.

TERM AND CAPACITY

Term

4.1           The Lessee shall initially lease Capacity for a period of one year from the Lease Effective Date (the Initial Term).

4.2           The Lease shall be renewable for further one year periods (each an Additional Term) at the option of the Lessee by giving not less than 180 days’ prior written notice to the Lessor.

Initial Capacity Commitment

4.3           During the Initial Term, the Lessee shall lease the following total amounts of Capacity:

First Quarter	-	such Capacity as is notified to the Lessor by not later than 15 December 2002

Second Quarter	-	such Capacity as is notified to the Lessor by not later than the last day of the first Quarter

Third Quarter	-	such Capacity as is notified to the Lessor by not later than the last day of the second Quarter

Fourth Quarter	-	such Capacity as is notified to the Lessor by not later than the last day of the third Quarter

Additional Capacity

4.4           In addition to its Capacity commitment in respect of the Initial Term, subject to giving not less than 180 days’ prior written notice to the Lessor, the Lessee may lease such additional Capacity as it may require during the Term (Additional Capacity).  Such notice shall specify the total amount of Additional Capacity required, the date by which the Additional Capacity is required to be delivered, and other requirements and details in relation to the Additional Capacity.

4.5           Subject to clause 4.6, the Lessor shall ensure that all Capacity which the Lessee has committed to lease or requested pursuant to clause 4.3 or clause 4.4 is supplied by the due date of delivery of the Capacity (the Capacity Delivery Date) and otherwise in accordance with the notification provided by the Lessee under clause 4.4. In addition, the Lessor shall also use best endeavours to provide all such further Capacity as the Lessee may from time to time request on less than 180 days’ notice, either by supplying existing surplus Capacity, or through additional or accelerated expansion of the Network in the Listed Service Areas or by other appropriate means.

4.6           Unless otherwise agreed between the Lessor and the Lessee, the Lessor shall not be obliged to deliver any Additional Capacity if to do so would require the Lessor to expand the Network beyond Phase 1 (as described in clause 4.12).  However, if the Lessor agrees to provide any such Additional Capacity, the provisions of this Agreement (including the determination of Network Construction Cost and the Lease Fee) shall apply equally in relation to all such Additional Capacity which the Lessor has agreed to provide.

4.7           Subject to clause 4.6, if at any time any event occurs or circumstances arise which may delay the delivery of any Capacity on the scheduled Capacity Delivery Date, then the Lessor shall, as soon as practicable (and in any event within five Business Days of the Lessor becoming aware of the event or circumstances in question), notify the Lessee of that fact in writing. Such notification shall set out:

(a)                                  the nature of the event or circumstances and whether they have arisen as a result of any of the causes set out in clause 4.9;

(b)                                 a description of the steps, if any, which the Lessor has identified are necessary to rectify the matter and bring the Capacity into operational service on the relevant Capacity Delivery Date or as soon as practicable thereafter; and

(c)                                  the likely effect of the event or circumstances on the achievability of the Capacity Delivery Date.

4.8           Following receipt by the Lessee of any notification pursuant to clause 4.7, the Lessee and the Lessor shall discuss in good faith:

(a)           actions which can be taken to rectify the matter; and

(b)           any proposed change to the relevant Capacity Delivery Date.

4.9           Notwithstanding the foregoing, if any event or circumstance notified by the Lessor to the Lessee under clause 4.7 is, or arises as a result of, one or more of the following:

(a)           a Force Majeure Event;

(b)                                 any material breach by the Lessee of any of its material obligations under this Agreement which prevents the Lessor from performing the relevant obligation under this Agreement; or

(c)                                  compliance with any applicable law, the mandatory requirements of any Government Entity or any other applicable statutory regulations;

then, save to the extent that the event arose (in the case of an event under clause 4.9(c) only) as a result of any breach of this Agreement by the Lessor, the Lessor shall have no liability to the extent the delay arises from such events, whether under clause 4.10 or otherwise, to provide any Delay Discount (as defined below), or pay any damages or other compensation to the Lessee as a result of the Capacity not being ready for service by the Capacity Delivery Date as a result of such events and that Capacity Delivery Date shall be extended to the earliest practicable date on which the Lessee requires, and the Lessor is able, to make available the Capacity in light of the relevant event.

Consequences of failure to achieve Capacity Delivery Dates

4.10         Subject to clauses 4.6 and 4.9, if any Capacity is not ready for operational service by the relevant Capacity Delivery Date, then the Lessor shall provide the Lessee with a discount (a Delay Discount), calculated as follows:

Delay Discount	=	Daily Lease Fee of relevant delayed Capacity x period of delay (number of days)

The Delay Discount shall be credited against next Lease Fee payment to be made by the Lessee (or caused to be made by the Lessee) to the Lessor.

Reduction of Capacity

4.11         The Lessee may not reduce the amount of Capacity leased by it hereunder during the Initial Term. However, subject to providing not less than 180 days’ prior written notice to the Lessor, or with the prior written consent of the Lessor, the Lessee may reduce the amount of Capacity leased with effect from the commencement of any Additional Term, provided that the Lessee must lease all Capacity which it has requested or otherwise committed to lease for at least one year following the date of delivery or renewal of the lease of such Capacity (as the case may be). Any reduction in the total amount of leased Capacity shall be effected in reverse of the order in which Capacity was originally delivered and leased hereunder, such that Capacity last delivered prior to the request for reduction shall be reduced first.

Network Capacity

4.12         The Lessor represents to the Lessee that Phase 1 of the Network has a total Capacity of approximately 4.04 million Subscribers.

4.13         Subject to clause 4.6, the Lessor and Lessee shall, based on the Lessee’s requests for Additional Capacity from time to time, agree the total amount of Capacity to be constructed for each Additional Phase.

Subscriber Capacity

4.14         All Phase 1 Capacity leased hereunder shall be calculated based on a nominal value of 0.015 Erlang per Subscriber during peak periods.

4.15         The parties may, in light of actual usage patterns and other relevant factors, agree to vary the nominal value per Subscriber in respect of Capacity constructed during any Additional Phase.

Spectrum

4.16         The Lessor shall, based on the amount of all committed Capacity and any Additional Capacity requested under clause 4.4, provide or procure that the Lessee is provided with all necessary spectrum for the operation and expansion of the CDMA Business.

Network Upgrade

4.17         Unless otherwise agreed between the Lessor and the Lessee, the Lessor shall not be obliged to re-configure, upgrade, enhance or otherwise modify the Network.  However, if the Lessor agrees to do so, clauses 4.4 to 4.10 and clause 7 shall apply mutatis mutandis in relation to all such re-configurations, upgrades, enhancement and modifications which the Lessor has agreed to provide.

LEASE FEE

5.1           The Lease Fee shall be determined so as to enable the Lessor to recover the Network Construction Cost within seven years, together with an internal rate of return on its investment of 8%.  The Lease Fee shall be calculated by applying the formula set out in Schedule 1, subject to adjustment in accordance with clause 5.3. For the purposes of this clause 5 and Schedule 1, the Lease Fee shall include the lease fees paid or payable by the Operating Entity to the Lessor under the Existing Lease.

5.2           The parties agree that, by applying the formula set out in Schedule 1, the current estimate of the Lease Fee per Subscriber for all Phase 1 Capacity, subject to clause 5.3, is RMB61.4 per Quarter.

5.3           The Lessor and the Lessee shall procure that, as soon as reasonably practicable following final acceptance of each Phase of the Network constructed after Phase 1 (each an Additional Phase), a firm of auditors jointly selected by the Lessor and Lessee is appointed to perform procedures agreed upon with the Lessor and Lessee to verify the final Network Construction Cost in respect of such Additional Phase. The Lessor shall provide the Lessee and the firm of auditors so appointed with certified copies or originals of all such supporting invoices and receipts and other documentary evidence and information as the Lessee or such auditors may require in order to verify the Network Construction Cost in respect of any Additional Phase of the Network. The auditors’ fees for carrying out the aforesaid procedures shall be borne by the Lessor and the Lessee in equal shares.

5.4           In the event that the final Network Construction Cost calculated under clause 5.3 in respect of an Additional Phase differs from the Network Construction Cost calculated at the time of initial acceptance of such Additional Phase by more than

1.0%, the final Network Construction Cost shall be substituted for the initial Network Construction Cost used in calculating the Lease Fee by applying the formula contained in Schedule 1, and any adjustment in such Lease Fee shall apply from the commencement of the applicable Term.  Subject to the foregoing, subsequent quarterly payments of the Lease Fee shall be increased or decreased as appropriate to reflect the adjustment to the Lease Fee pursuant to this clause 5.4.

5.5           The Lease Fee in respect of each Additional Phase of the Network shall, subject to clauses 5.3 and 5.4, be calculated by applying the formula set out in Schedule 1 and agreed by the Lessor and the Lessee as soon as reasonably practicable following initial acceptance and delivery of each such Additional Phase and shall apply to all Capacity leased from that Phase.

PAYMENT

6.1           Subject to clauses 6.2 and 7.3, the Lease Fee shall, based on the actual amount of Capacity (in terms of volume and number of days) leased by the Lessee during each Quarter, be paid (or caused to be paid) quarterly in arrears by the Lessee to the Lessor within 30 days following the end of each Quarter during the Term.  The total Lease Fee payable by the Lessee in respect of a Quarter shall be calculated by applying the formula set out in Schedule 1. If new Capacity is delivered into service after the Lease Effective Date, all Lease Fees in respect thereof will be payable commencing from the date such Capacity is delivered and ready for use, and the first payment, covering the period from the date the Capacity is delivered and ready for use to the beginning of the next Quarter, shall be payable in arrears within 30 days following the end of the Quarter in which it is delivered.

6.2           The Lessor shall send an invoice to the Lessee within two days following the end of each Quarter during the Term in respect of all Capacity leased during such Quarter.  Such invoice shall contain details of all Capacity leased during the relevant Quarter, as well as the Lessor’s calculation, by applying the formula set out in Schedule 1, of the total Lease Fee payable by the Lessee for such Quarter.

6.3           Unless otherwise agreed in writing between the Lessor and the Lessee, all Lease Fee payments shall be made in Renminbi.

6.4           All sums payable to the Lessor under this Agreement shall be made in immediately available funds by electronic funds transfer to such account as the Lessor shall by not less than seven days’ prior written notice notify to the Lessee.

6.5           The Lessor may charge interest on any outstanding sum payable to the Lessor hereunder from the due date to the date of receipt of payment in full by the Lessor, at the daily compound rate of 0.01%.

PROCUREMENT AND CONSTRUCTION OF THE NETWORK

7.1           The Lessor shall procure the Network and shall finance the procurement of all Equipment. Except for Phase 1 and Phase 2 of the Network, the Lessor shall invite the Lessee to participate in all negotiations with Equipment suppliers, and the Lessee shall be entitled to approve all Equipment purchases and sign all Equipment purchase contracts.

7.2           The Lessor shall ensure that the Network is constructed in accordance with the detailed design standards, specifications and timetable agreed in writing between the Lessor and Lessee.  Subject to clause 4.6, the Lessor and Lessee shall, within 60 days following the issue by the Lessee of a request for Additional Capacity under clause 4.4, agree in writing the detailed design standards, specifications and construction timetable for any required expansion of the Network to meet such Additional Capacity requirements.

7.3           Subject to complying with its obligations under clause 7.2, the Lessor shall use its best endeavours to ensure that the Equipment is procured and the Network constructed for the lowest achievable cost, and shall comply with any requirement of the Lessee that the purchase of the Equipment be undertaken in a manner which is tax efficient for the Lessee.

ACCEPTANCE AND TESTING OF THE NETWORK

8.1           In relation to each Additional Phase of the Network, authorised representatives of the Lessor and the Lessee shall attend the initial acceptance and the final acceptance arranged by the Equipment suppliers in accordance with the Equipment supply and installation services contracts, which shall incorporate the acceptance regulations of the Lessor. Representatives of the Lessor and the Lessee shall effect initial and final acceptance of each Additional Phase by execution and delivery to the Equipment suppliers of an initial acceptance document and a final acceptance document, respectively.  The Lessee may elect to be represented or accompanied by authorised representatives of the Operating Entity.

OPERATION, MANAGEMENT AND REVENUE

9.1           On the day of signing by the authorised representatives of the Lessor and the Lessee of an initial acceptance document relating to a particular Additional Phase of the Network, that Phase shall be formally delivered to the Operating Entity for operation, management and maintenance.

9.2           All operating revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the Network shall be collected by and belong to the Operating Entity.

9.3           All costs of operating and managing the Network shall be borne by the Operating Entity.

RISK AND TITLE

10.1         The parties agree that title to all parts of the Network procured, acquired or otherwise funded by the Lessor will remain vested in the Lessor until the Network is transferred to the Lessee pursuant to clause 13.

10.2         As between the Lessor and the Lessee, during the period of construction of each Additional Phase of the Network, the Lessor shall bear all risks of loss, theft, damage and destruction of or to the Network. Thereafter and until the expiry of the Term, the Lessor shall bear all risks of physical loss, damage and destruction of or to the Network caused by a Force Majeure Event, and the Lessee shall be responsible for all losses and damage resulting from the Operating Entity’s operation of the Network.

RESPONSIBILITIES OF THE PARTIES

Lessor’s Responsibilities

11.1         Without limiting the Lessor’s other obligations hereunder, the Lessor’s responsibilities are:

(a)                                  to obtain and maintain all necessary government and other approvals, authorisations, licences and other documents necessary or desirable for the construction, operation, maintenance and upgrading of the Network;

(b)                                 to obtain all PRC approvals and permits for the import of all equipment and technology, other supplies and installation services required for the construction and operation of the Network, and to use best endeavours to obtain and maintain favourable customs duties;

(c)                                  to obtain all necessary funding for the construction and expansion of the Network in accordance with the Lessee’s requirements;

(d)                                 to ensure that each Additional Phase of the Network is constructed in accordance with construction timetable agreed by the Lessor and Lessee;

(e)           to handle all arrangements in relation to the importation of the Equipment;

(f)                                    to ensure that the Capacity leased is delivered to the Lessee before the relevant Capacity Delivery Date;

(g)                                 to use best endeavours to ensure that the Network is constructed for the lowest cost achievable based on the technical specifications and subject to prevailing economic circumstances, provided that the Network quality standards shall meet the standards agreed by the Lessor and Lessee;

(h)                                 upon request by the Lessee to upgrade the software or hardware of the Network, to use best endeavours to satisfy the request as soon as possible;

(i)                                     to make available to the Lessee during the Term the benefit of all manufacturer’s warranties in relation to the Equipment and other product support;

(j)                                     unless agreed in writing with the Lessee and Unicom Group and save as contemplated by the Transfer Agreement, not to lease or sell any part of the Network to any third party, or permit any third party to use or operate the Network in any manner to provide telecommunications services;

(k)                                  without the prior written consent of the Lessee, not to use or operate the Network in any manner to provide telecommunications services, or to compete in any other manner with the Listed Group; and

(l)                                     in the event of a breakdown of any part of the Network, to provide the Lessee all necessary cooperation, including liasing with Equipment suppliers and coordinating relevant parties.

Lessee’s Responsibilities

11.2         Without limiting the Lessee’s other obligations hereunder, the Lessee’s responsibilities are:

(a)                                  to promptly notify the Lessor of any event of loss or any event which is likely to result in an insurance notification claim;

(b)                                 to provide the Lessor with such information concerning the condition, use and operation of the Network as the Lessor may from time to time reasonably request;

(c)                                  to permit the Lessor’s representatives to inspect the Network during normal working hours, upon reasonable notice;

(d)                                 to be responsible for the maintenance and safety of the Network and maintenance of all databases in relation to the Network;

(e)                                  to permit the Lessor to use such of its premises as are reasonably required by the Lessor for the purpose of complying with its obligations under this Agreement;

(f)                                    to refrain from subleasing any part of the Network or assign its rights under the lease to any party other than the Operating Entity or another member of the Listed Group; and

(g)                                 in accordance with market requirements and subscriber demand, to use all reasonable efforts to promote and advertise the CDMA Business in the Listed Service Areas.

Unicom Group’s Responsibilities

11.3         Without limiting Unicom Group’s other obligations hereunder, Unicom Group’s responsibilities are:

(a)                                  to obtain and maintain all necessary government and other approvals, authorisations, licences and other documents necessary or desirable for the construction, operation, maintenance and upgrading of the Network; and

(b)                                 to establish and maintain roaming and interconnection arrangements with other telecommunications operators.

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of the Lessee

12.1         The Lessee represents and warrants to the Lessor that:

(a)                                  Status:  It is a limited liability company duly incorporated and validly existing under the laws of the PRC and has the corporate power to own its assets and carry on its business as it is being conducted;

(b)                                 Power and authority: It has the corporate power to enter into and perform, and has taken all necessary corporate action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement;

(c)                                  Legal validity: This Agreement has been duly authorised, executed and delivered by the Lessee, and this Agreement constitutes legal, valid and binding obligations of the Lessee, enforceable in accordance with its terms;

(d)                                 Non-conflict: The entry into and performance by the Lessee of, and the transactions contemplated by, this Agreement do not and will not (i) conflict with the constitutional documents of the Lessee; or (ii) conflict with or result in default under any document which is binding upon the Lessee or any of its assets nor result in the creation of any Security Interest over any of its assets;

(e)                                  Authorisation: All authorisations, consents, registrations and notifications required by the Lessee in connection with the entry into, performance, validity and enforceability of, this Agreement and the transactions contemplated by this Agreement, have been obtained or effected (as appropriate) and are in full force and effect;

(f)                                    No Immunity: The Lessee is subject to civil commercial law with respect to its obligations under this Agreement; and neither Lessee nor any of its assets is entitled to any right of immunity, and the entry into and performance of this Agreement by the Lessee constitute private and commercial acts; and

(g)                                 Litigation: No litigation, arbitration or administrative proceedings are pending or threatened against Lessee which, if adversely determined, would have a material adverse effect upon the Lessee’s financial condition or business or its ability to perform its obligations under this Agreement.

Representations and Warranties of the Lessor and Unicom Group

12.2         Each of the Lessor and Unicom Group jointly and severally represents and warrants to the Lessee that:

(a)                                  Status: The Lessor is a company duly incorporated and validly existing under the laws of the PRC and has the corporate power to own its assets and carry on its business as it is now being conducted;

(b)                                 Power and authority: The Lessor has the corporate power to enter into and perform, and has taken all necessary corporate action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement;

(c)                                  Legal validity: This Agreement constitutes the Lessor’s legal, valid and binding obligation;

(d)                                 Non-conflict: The entry into and performance by the Lessor of, and the transactions contemplated by, this Agreement do not and will not conflict with: (i) any laws binding on the Lessor; or (ii) the constitutional documents of the Lessor; or (iii) any document which is binding upon the Lessor or any of its assets;

(e)                                  Authorisation: So far as concerns the obligations of the Lessor, all authorisations, consents, registrations and notifications required under the laws of the PRC in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Agreement by the Lessor have been obtained or effected (as appropriate) and are in full force and effect;

(f)                                    No breach: The use of the Network by the Operating Entity in accordance with this Agreement will not cause the Operating Entity to breach any law, regulation, direction, permission, waiver, consent, registration, approval or other authorisation; and

(g)                                 No Immunity: The Lessor is subject to civil commercial law with respect to its obligations under this Agreement; and neither the Lessor nor any of its assets is entitled to any right of immunity, and the entry into and performance of this Agreement by the Lessor constitute private and commercial acts.

Representations and Warranties of Unicom Group

12.3         Unicom Group also represents and warrants to the Lessee that:

(a)                                  Status: Unicom Group is a company duly incorporated and validly existing under the laws of the PRC and has the corporate power to own its assets and carry on its business as it is now being conducted;

(b)                                 Power and authority: Unicom Group has the corporate power to enter into and perform, and has taken all necessary corporate action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement;

(c)                                  Legal validity: This Agreement constitutes Unicom Group’s legal, valid and binding obligation;

(d)                                 Non-conflict: The entry into and performance by Unicom Group of, and the transactions contemplated by, this Agreement do not and will not conflict with: (i) any laws binding on Unicom Group; or (ii) the constitutional documents of Unicom Group; or (iii) any document which is binding upon Unicom Group or any of its assets;

(e)                                  Authorisation: So far as concerns the obligations of Unicom Group, all authorisations, consents, registrations and notifications required under the laws of the PRC in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Agreement by Unicom Group have been obtained or effected (as appropriate) and are in full force and effect;

(f)                                    CDMA Licence: Unicom Group’s CDMA licence (Licence No. [2001] Yi Zi No. 01) issued by the MII dated 1 August 2001 is in full force and effect and there are no circumstances which indicate that such licence will or is likely to be revoked, in whole or in part. In accordance with applicable PRC laws and regulations, Unicom Group is permitted to authorise the Lessee to provide CDMA mobile telecommunications services by using the Network;

(g)                                 No Immunity: Unicom Group is subject to civil commercial law with respect to its obligations under this Agreement; and neither Unicom Group nor any of its assets is entitled to any right of immunity, and the entry into and performance of this Agreement by Unicom Group constitute private and commercial acts.

PURCHASE OPTION

13.1         The Lessor hereby grants the Lessee an option to purchase the Network (the Purchase Option).

13.2         The Purchase Option may be exercised at any time during the Term and within one year thereafter by the Lessee giving notice in writing (a Purchase Option Notice) to the Lessor. The acquisition price of the Network shall be negotiated between the Lessor and the Lessee based on the appraised value of the Network determined in accordance with applicable PRC laws and regulations, and taking into account prevailing market conditions and other relevant factors, provided that the acquisition price will not be greater than such price as would, after taking into account all Lease Fee payments made by the Lessee to the Lessor and deducting all Delay Discounts due to the Lessee under clause 4.10, enable the Lessor to recover the Network Construction Cost, together with an internal rate of return on its investment of 8% (the Purchase Price).

13.3         The purchase of the Network by the Lessee under this clause 13 shall be carried out in accordance with the relevant provisions of the Shanghai Stock Exchange listing rules and all applicable PRC laws and regulations (or the Listing Rules and all applicable Hong Kong laws after completion of the Transfer Agreement).

13.4         As soon as practicable following the issue of a Purchase Option Notice, the Lessor and Lessee shall negotiate in good faith and execute an agreement in relation to the sale and purchase of the Network.  The agreement shall reflect the terms referred to in this clause 13, as well as such other terms as the Lessor and the Lessee shall agree. In the agreement, the Lessor shall provide such representations and warranties as are reasonably requested by the Lessee in relation to the Network and other related matters.

13.5         The Network shall be sold free from all Security Interests and with all rights attached to it at the date of completion of the sale and purchase of the Network.

INSURANCE

14.1         During the construction period of each Additional Phase of the Network, the Lessor shall fully and continuously maintain insurance over the Network. The relevant insurance premiums shall be paid by the Lessor and form part of the Network Construction Cost.  Such insurance policies shall name the Lessor as the beneficiary.  Following receipt by the Lessor of any proceeds of such insurance, the Lessor shall apply all the proceeds to repair the Network.

14.2         After each Phase of the Network has been constructed and made available to the Lessee, insurance of that Phase of the Network shall be effected and maintained fully and continuously valid by or on behalf of the Lessee on such terms and with such qualified insurance company as agreed by the Lessor and the Lessee.  The relevant insurance premiums, which form part of the cost of operating the Network, shall be paid by or on behalf of the Lessee.  The Lessor and the Lessee shall be named as joint beneficiaries under all such insurance policies.

14.3         The proceeds of any insurance taken out over the Network shall be applied in repairing or replacing the part of the Network that has been damaged or lost.  If the costs of such repair or replacement exceed the amount of relevant proceeds of insurance, the excess shall be paid by the Lessor and shall form part of the Network Construction Cost in case the damage or loss occurs during the construction period, and shall be paid by or on behalf of the Lessee and form part of the operating cost of the Network in case the damage or loss occurs during the operating period.

14.4         In the event of loss of, or damage to, the Network, the Lessor and Lessee shall agree upon the detailed steps which can be taken to repair or replace the Network so as to overcome, rectify and minimise such loss or damage.

NETWORK MAINTENANCE

15.1         The Lessee shall at all times during the Term:

(a)                                  take all necessary or desirable steps to safeguard all parts of the Network and keep the Network in good repair and condition, subject to fair wear and tear; and

(b)                                 maintain the Network in accordance with the generally accepted best practice of other mobile telecommunications operators in the PRC.

15.2         The Lessee shall bear all costs, fees and expenses in complying with its obligations under clause 15.1.

15.3         The Lessee shall permit the Lessor’s representatives to inspect the Network during normal business hours, upon reasonable notice, for the purpose of ascertaining whether the Lessee is in compliance with its obligations under clause 15.1.

GUARANTEE AND INDEMNITY

16.1         In consideration of the Lessee entering into this Agreement, Unicom Group unconditionally and irrevocably guarantees the due and punctual performance by the Lessor of its obligations under this Agreement. If and each time the Lessor fails for any reason to perform or observe its obligations under this Agreement, Unicom Group shall forthwith upon demand unconditionally perform (or procure the performance of) the obligation in relation to which such failure has occurred in the manner prescribed in this Agreement and so that the same benefits shall be received by the Lessee as would have been so received if such obligation had been duly performed and/or observed by the Lessor.

16.2         Unicom Group agrees to indemnify the Lessee on demand for any loss or damage suffered by any member of the Listed Group as a result of any defect in any of the Equipment or any loss or damage caused by any negligence, default, act or omission of the Lessor or Unicom Group under this Agreement or in connection with the Network. The aggregate liability of Unicom Group for any claim shall not exceed the total amount of Lease Fee payments made by the Lessee to the Lessor and the total Purchase Price paid by the Lessee for the Network.

CONFIDENTIALITY

17.1         At all times during the Term, each party shall, and shall procure that their respective directors, officers, employees and agents shall, keep confidential and shall not, without the prior written consent of the other parties, disclose to any third party this Agreement or any of the terms of this Agreement or any documents or materials supplied by or on behalf of either party in connection with this Agreement, save that any such party shall be entitled upon giving notice to the other parties to make such disclosure:

(a)                                  in connection with any proceedings arising out of or in connection with this Agreement to the extent that any party may consider necessary to protect its interests; or

(b)                                 if required to do so by an order of a court of competent jurisdiction whether in pursuance of any procedure for discovering documents or otherwise or pursuant to any law or any regulation of any stock exchange or securities regulatory authority; or

(c)           to its auditors or legal advisors or other professional advisers; or

(d)           by the Lessor or the Lessee to any bank or any other financier or prospective financier; or

(e)           if required to do so by any applicable law or in order for such party to comply with its obligations under this Agreement.

17.2         Nothing in clause 17.1 shall prevent the Lessee from disclosing information, documents or other materials in connection with the Lease to the Operating Entity.

FORCE MAJEURE

18.1         If the Lessee or Lessor (the Affected Party) is prevented, hindered or delayed from or in performing any of its obligations under this Agreement by a Force Majeure Event:

(a)                                  the Affected Party’s obligations under this Agreement are suspended from notification of the event in accordance with clause 18.1(b) while the Force Majeure Event continues but only to the extent that it is so prevented, hindered or delayed;

(b)                                 immediately after the occurrence of the Force Majeure Event the Affected Party shall promptly notify the other parties in writing of the Force Majeure Event, the time and date on which the Force Majeure Event started and the effects of the Force Majeure Event on its ability to perform its obligations under this Agreement;

(c)                                  the Affected Party shall take all reasonable endeavours to mitigate the effects of the Force Majeure Event on the performance of its obligations under this Agreement; and

(d)                                 immediately after the end of the Force Majeure Event, the Affected Party shall notify the other parties in writing that the Force Majeure Event has ended, the duration of the Force Majeure Event, and shall resume performance of its obligations under this Agreement.

TERMINATION

19.1         The Lessee may terminate this Agreement by not less than 180 days’ prior written notice, such termination to take effect from the end of any Additional Term. The Lessor may not terminate this Agreement except in accordance with this clause 19.1 or clause 19.2.

19.2         Without prejudice to any other rights or remedies they may have (either under this Agreement or at law), the Lessor or the Lessee may terminate this Agreement if the other (or, in the case of the Lessee, Unicom Group) commits any continuing or material breach of any of the provisions of this Agreement (save for any breach which is caused by the party seeking to rely on it) and, in the case of such a breach which is capable of remedy, fails to remedy the same within 90 days after receipt of a written notice giving full particulars of the breach and requiring it to be remedied.

19.3         For the purpose of clause 19.2, a breach shall be considered capable of remedy if the party in breach can comply with the provision in question in all respects other than as to the time of performance (provided that time of performance is not of the essence).

19.4         The rights to terminate this Agreement given by this clause 19 shall not prejudice any other right or remedy of any party in respect of the breach concerned (if any) or any other breach.

19.5         Upon the termination of this Agreement for any reason, subject as otherwise provided in this Agreement and to any rights or obligations which have accrued prior to termination, no party shall have any further obligation to the others under this Agreement.

19.6         Notwithstanding clause 19.1, this Agreement may terminate at any time with the written agreement of the parties.

Redelivery

19.7         Subject to clause 13, the Lessee shall redeliver the Network to the Lessor within 90 days following the termination of the Lease.  At the time of such redelivery:

(a)           the Network shall be free and clear of all Security Interests (other than Lessor Liens);

(b)                                 all maintenance to the Network due for performance during the Term shall have been completed in accordance with clause 15, with all deferred maintenance items completed; and

(c)                                  all damage to the Network shall have been permanently repaired and certified in accordance with the requirements of the relevant Equipment manufacturer.

NOTICES

20.1         Any notice to be given pursuant to this Agreement shall be in writing and signed by (or on behalf of) the person giving it.  It shall be served by sending it by fax, or delivering it by hand, or sending it by prepaid recorded delivery, special delivery or registered post, to the address or fax number set out in clause 20.2 and in each case marked for the attention of the relevant party (or to such other address or fax number as shall have been duly notified in accordance with this clause).  Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a)           in the case of delivery by hand, when delivered;

(b)           in the case of delivery by fax, at the time of transmission; and

(c)                                  in the case of prepaid recorded delivery, special delivery or registered post, at 9 a.m. on the second Business Day following the date of posting provided that in each case where delivery by hand or by fax occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the next following Business Day.

References to time in this clause are to local time in the country of the addressee.

20.2         The addresses and fax numbers of the parties for the purpose of clause 20.1 are as follows:

Lessor

Address:	6th Floor, Tower 3, Henderson Centre, 18 Jianguomen Nei Dajie, Beijing, 100005, PRC

Fax:	+86 10 6522 7281

For the attention of:	Wang Ying Pei

Lessee

Address:	9th Floor, 133 Bei Dajie Jia, Xidan, Xi Cheng District, Beijing, the PRC

Fax:	+86 10 6650 4066

For the attention of:	The Directors

Unicom Group

Address:	12th Floor, Tower 1, Henderson Centre, 18 Jianguomen Nei Dajie, Beijing, 100005, PRC

Fax:	+86 10 6611 4366

For the attention of:	Li Zhang Ting

20.3         A party may notify the other parties of a change to its name, relevant addressee, address or fax number for the purposes of this clause 20, provided that such notice shall only be effective on:

(a)           the date specified in the notice as the date on which the change is to take place;  or

(b)                                 if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

ASSIGNMENT AND SUB-CONTRACTING

21.1         The rights or benefits under this Agreement may not be assigned (nor may any cause of action arising in connection with any of them be assigned) by the Lessor or Unicom Group or their respective successor in title without the prior written consent the Lessee.  Each of the Lessor and Unicom Group irrevocably agrees that the Lessee may transfer or sub-contract any of its rights and obligations under this Agreement to the Operating Entity or another member of the Listed Group.

21.2         The Lessor may, with the Lessee’s prior written consent, sub-contract any of its obligations under this Agreement provided that the Lessor procures that the sub-contractor complies with the Lessor’s obligations under this Agreement as if it were a party to this Agreement in place of the Lessor. Nothing in this clause 21 will relieve the Lessor of any of its liabilities or obligations under this Agreement.

SEVERABILITY

22.1         If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement.

FURTHER ASSURANCE

23.1         Each party agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other parties may reasonably require to implement and/or give effect to this Agreement and the transactions contemplated by it.

COSTS

24.1         Subject to clause 24.2, each of the parties shall pay its own costs and expenses (including legal costs) incurred in connection with the negotiation, preparation and implementation of this Agreement.

24.2         Any stamp duty or other duties payable in connection with this Agreement, and matters contemplated hereunder shall be borne by the Lessor and the Lessee in equal shares.

WAIVERS AND VARIATIONS

25.1         No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy. No waiver shall be effective unless expressed in writing signed for or on behalf of the party granting it.

25.2         No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it.  The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

25.3         Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

ENTIRE AGREEMENT

26.1         This Agreement constitutes the entire agreement between the parties in respect of the subject matter of this Agreement.

GOVERNING LAW; SETTLEMENT OF DISPUTES

27.1         This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, PRC law.

27.2         The parties agree to use their best efforts to settle all disputes, controversies or conflicts arising from or in connection with this Agreement through friendly negotiation and consultation.

27.3         Each of the parties agree that the courts of the PRC are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Agreement.

27.4         Each party agrees to waive and not to claim any immunity from any proceedings and legal actions and from all forms of execution to which it or its property is now or hereafter becomes entitled under the laws of any jurisdiction.

27.5         During the arbitration or court proceedings, the parties shall continue to perform their respective obligations under this Agreement except for the part in dispute which is being referred to arbitration or court proceedings.

LANGUAGE

28.1         This Agreement shall be written in a Chinese version and an English version in two originals each. If there exists any dispute between the parties as to the interpretation of the two versions, then the two versions shall be read in conjunction to determine the parties’ intention at the time of signing. If the parties’ real intention still cannot be ascertained by such reading, the Chinese version shall prevail.

IN WITNESS whereof the parties hereto have executed this Agreement on the date shown at the beginning of this Agreement.

SIGNED on behalf of Unicom New Horizon
Mobile Telecommunications Company Limited

By:	/s/ Wang Ying Wei

Name:	Wang Ying Wei

Title:

SIGNED on behalf of China United
Telecommunications Corporation Limited

By:	/s/ Wang Jian Zhou

Name:	Wang Jian Zhou

Title:

SIGNED on behalf of China United
Telecommunications Corporation

By:	/s/ Yang Xian Zu

Name:	Yang Xian Zu

Title:

SCHEDULE 1

Quarterly Lease Fee Payment Calculation Formula

The total quarterly Lease Fee payable in respect of any Phase of the Network shall be calculated as follows:

Where:

Q = Quarterly Lease Fee payment

Pi = Lease Fee per Subscriber per Quarter in Phase i of the Network

Mij = Total Capacity leased during the Quarter in a particular Term j and constructed as part of Phase i dj = Number of days in a particular Term j in a Quarter for which Capacity is leased

D = Total number of days during the Quarter

i = Natural numbers denoting the Phase number of the Network

j = Natural numbers denoting the Term in which the Capacity is leased

The quarterly Lease Fee per Subscriber for a particular Phase shall be calculated as follows:

=Ci x 4.6441%

Where:

Ci = Network Construction Cost per Subscriber for Phase i

n = Number of Quarters during seven years, being n = 4 x 7 = 28

R = Quarterly return on investment: based on an annual return of 8%, R = (1+8%)(1/4) = 1.9427%

In respect of Phase 1, the recoupment period of seven years specified in clause 5.1 shall be deemed to commence from 8 January 2002.